SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-A/A

(Amendment No. 1)

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

CORIXA CORPORATION

(Exact Name of Registrant as Specified in Its Charter)

Delaware (State of incorporation or organization)	91-1654387 (I.R.S. Employer Identification No.)

1124 Columbia Street, Suite 200
Seattle, WA (Address of Principal Executive Offices)	98104-2040 (Zip Code)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. ☐	If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box.☒

Securities Act registration statement file number to which this form relates:	(If applicable)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered

None

     Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, $0.001 par value per share

(Title of class)

Item 1. Description of Registrant’s Securities to Be Registered.
DESCRIPTION OF CAPITAL STOCK
Item 2. Exhibits
SIGNATURE
EXHIBIT INDEX
EXHIBIT 3.5

Item 1. Description of Registrant’s Securities to Be Registered.

     Item 1 of the registrant’s Registration Statement on Form 8-A dated September 22, 1997, is hereby amended in its entirety to read as follows:

DESCRIPTION OF CAPITAL STOCK

     We are authorized to issue a total of 110,000,000 shares, consisting of 100,000,000 shares of common stock and 10,000,000 shares of preferred stock. The following is a summary of some of the rights and privileges pertaining to our common stock. For a full description of our common stock and our preferred stock, you should refer to:

•	our Fifth Amended and Restated Certificate of Incorporation dated October 21, 1997, as further amended on June 1, 2000;

•	our Certificate of Designation of Rights, Preferences and Privileges of Series A Preferred Stock dated April 7, 1999;

•	our Certificate of Designation of Rights, Preferences and Privileges of Series B Preferred Stock dated December 27, 2000; and

•	our Amended and Restated Bylaws dated July 25, 1997.

•	our Certificate of Decrease of Shares Designated as Series A Preferred Stock dated March 27, 2001.

Our Common Stock

     As of February 28, 2003, there were approximately 50,229,992 shares of our common stock outstanding. The holders of our common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. None of our common stockholders will be entitled to cumulate votes at any election of directors. Subject to preferences that are applicable to the Series A and B preferred stock, and any other series of our preferred stock that may come into existence in the future, the holders of our common stock are entitled to receive such dividends, if any, as may be declared from time to time by our board out of legally available funds. In the event of our liquidation, dissolution or winding up, the holders of our common stock are entitled to share ratably with the Series A and B preferred stock in all assets remaining after payment of liabilities, subject to prior rights of any other series of our preferred stock that may come into existence in the future. Holders of our common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions available to the holders of our common stock.

Our Preferred Stock

     We have designated 12,500 shares of preferred stock as Series A preferred stock and 37,500 shares of preferred stock as Series B preferred stock, all of which have been issued and sold to Castle Gate L.L.C. under an equity line of credit at a purchase price of $1,000 per share. The Series A preferred stock was issued on April 8, 1999 and the Series B preferred stock was issued on December 29, 2000. Our Series A and B preferred stock have the following rights, privileges and preferences:

     Dividends. The holders of our Series A and B preferred stock are entitled to receive cumulative dividends at the rate of $50.00 per annum per share. Such dividends are payable annually in cash or shares of our common stock at our option for a minimum of four and a maximum of seven years from the date of issuance of such shares.

     Liquidation Preference. In the event of our liquidation, dissolution or winding up, the holders of our Series A and B preferred stock are entitled to share ratably with the holders of our common stock in all assets remaining after payment of liabilities.

     Conversion. Each share of our Series A and B preferred stock is convertible at any time at the option of the holder into the number of shares of our common stock equal to $1,000 divided by the applicable conversion price in effect at the time of the issuance of such shares, provided that any such optional conversion must result in the issuance of the number of shares of our common stock having an aggregate value of at least $10 million, based on the applicable conversion price. The conversion price for the currently outstanding shares of our Series A preferred stock is $8.50 per share, which means that each outstanding share of our Series A preferred stock is convertible into approximately 117.65 shares of our common stock. The conversion price for the currently outstanding shares of our Series B preferred stock is $25.58 per share, which means that each outstanding share of our Series B preferred stock is convertible into approximately 390.93 shares of our common stock. Each outstanding share of our Series A and B preferred stock is also subject to automatic conversion into our common stock on the earlier of:

•	April 8, 2003 in the case of the Series A preferred stock or December 29, 2004 in the case of the Series B preferred stock, or any subsequent annual anniversary of the issuance of such share if the average trading price of our common stock on Nasdaq reaches a specified threshold that represents a return on such holder’s investment; or

•	April 8, 2006 in the case of the Series A preferred stock or December 29, 2007 in the case of the Series B preferred stock.

     Voting. The holders of our Series A and B preferred stock are entitled to one vote for each share of common stock into which such Series A and B preferred stock could then be converted. No Series A or B preferred stockholder will be entitled to cumulate votes at any election of directors. The vote of holders of at least a majority of the outstanding shares of Series A preferred stock or Series B preferred stock, as applicable, is also required to:

•	alter or change the rights, preferences or privileges of that series of preferred stock so as to adversely affect such shares;

•	create any new class or series of our capital stock having a liquidation preference superior to that series of preferred stock; or

•	increase the authorized number of shares of that series of preferred stock.

     The shares of our Series A and B preferred stock were issued in a self-managed private placement exempt from registration under Rule 506 of Regulation D of the Securities Act of 1933, as amended. Pursuant to a registration rights agreement entered into between Castle Gate and us in connection with the Castle Gate equity line of credit, we have, however, committed to file a Form S-3 registration statement to register the underlying shares of our common stock for resale after conversion of the Series A and B preferred stock.

Warrants

     As of February 28, 2003, there were 54 outstanding warrants to purchase an aggregate of up to 2,824,465 shares of our common stock at a weighted average exercise price of $14.25 per share. These warrants are currently exercisable in full and expire between 2004 and 2009.

Options

     As of February 28, 2003, there were an aggregate of 10,086,300 shares subject to outstanding options at a weighted average exercise price of $11.80 per share under our 2001 Stock Incentive Plan, our 1997 Directors’ Stock Option Plan, our Coulter Pharmaceutical, Inc. 1995 Equity Incentive Plan, our Coulter Pharmaceutical, Inc. 1996 Equity Incentive Plan, our GenQuest, Inc. 1996 Stock Option Plan, our Ribi Immunochem Research, Inc. 1986 Stock Option Plan, our Ribi Immunochem Research, Inc. 1996 Director Option Plan, our Ribi Immunochem Research, Inc. 1996 Stock Option Plan, our Anergen, Inc. 1998 Stock Option Plan, our Anergen, Inc. 1992 Consultant Plan, our Anergen, Inc. 1995 Director Option Plan and our Anergen, Inc. 1996 Stock Option Plan. In addition, 2,645,681 shares were reserved for future issuance upon exercise of options that may be granted under these plans subsequent to February 28, 2003.

Registration Rights of Certain Holders.

     Certain holders of shares of our common stock and warrants exercisable for our common stock are entitled to rights with respect to the registration of such shares under the Securities Act:

•	As described above, we have committed to file a Form S-3 registration statement to register the shares of our common stock issuable upon conversion of the Series A and B preferred stock and upon exercise of warrants to purchase common stock held by Castle Gate.

•	Holders of 7,322,562 shares of our common stock and warrants to purchase 1,244,836 shares of our common stock are also entitled to registration rights with respect to these shares. We filed a Form S-3 registration statement for the resale of these shares on August 16, 2002 and it was declared effective on August 27, 2002.

Antitakeover Effects of Provisions of Our Certificate of Incorporation, Our Bylaws, Delaware Law and Washington Law

     Provisions of our certificate of incorporation and bylaws, as well as provisions of Delaware and Washington law, could make it more difficult for a third party to acquire us and to remove incumbent officers and directors. These provisions, summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to first negotiate with us. These provisions could discourage potential acquisition proposals and could delay or prevent a change in control. These provisions are also intended to enhance the likelihood of continuity and stability in the composition of our board and in the policies formulated by our board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal and to discourage certain tactics that may be used in proxy fights. These provisions could, however, have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. These provisions also may have the effect of preventing changes in our management. We believe that the benefits of increased protection of our ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging those proposals because, among other things, negotiation of those proposals could result in an improvement of their terms.

     Preferred Stock. Our board of directors, without stockholder approval, has the authority under our certificate of incorporation to issue up to 10,000,000 shares of convertible preferred stock with rights superior to the rights of the holders of our common stock. As a result, preferred stock could be issued quickly and easily, could hurt the rights of holders of common stock and could be issued with terms calculated to delay or prevent a change of control or make removal of management more difficult.

     Stockholder Meetings. Several provisions of our bylaws may also have the effect of delaying, deferring or preventing a change of control through limitations on the right of stockholders to call, or determine the agenda for, special stockholder meetings. Our bylaws require the vote of at least 80% of our stockholders to call a special meeting of stockholders. In addition, our bylaws contain procedures for advance notification of stockholder proposals.

     Delaware Antitakeover Law. We are subject to Section 203 of the Delaware General Corporation Law, which prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years after the date of the transaction in which the person becomes an interested stockholder, unless

•	before that date, the board of directors of the corporation approves either the business combination or the transaction that resulted in the stockholder’s becoming an interested stockholder;

•	upon consummation of the transaction that resulted in the stockholder’s becoming an interested stockholder, the interested stockholder owns at least 85% of the outstanding voting stock, excluding shares held by directors, officers and employee stock plans; or

•	on or after the consummation date, the business combination is approved by the board of directors and by the affirmative vote at an annual or special meeting of stockholders of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

     For purposes of Section 203, a business combination includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is generally a person who, together with affiliates and associates of that person, (a) owns 15% or more of the corporation’s voting stock or (b) is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the prior three years.

     Washington Antitakeover Law. The laws of Washington, where our principal offices are located, also impose restrictions on various transactions between a corporation and significant stockholders. Chapter 23B.19 of the Washington Business Corporation Act, or the WBCA, generally prohibits a target corporation, with specific exceptions, from engaging in certain significant business transactions with an acquiring person. An acquiring person is defined as a person or group of persons that beneficially owns 10% or more of the voting securities of the target corporation for a period of five years after that acquisition unless the transaction or acquisition of those shares is approved by a majority of the members of the target corporation’s board of directors prior to the time of acquisition. Prohibited transactions include, among other things:

•	a merger, share exchange or consolidation with, disposition of assets to, or issuance or redemption of stock to or from, the acquiring person;

•	termination of 5% or more of the employees of the target corporation employed in Washington as a result of the acquiring person’s acquisition of 10% or more of the shares; and

•	allowing the acquiring person to receive disproportionate benefits as a stockholder.

     After the five-year period, a merger, consolidation or liquidation may take place as long as it either complies with specific fair price provisions of the statute or is approved at a meeting of stockholders by a majority of the votes entitled to be counted within each voting group entitled to vote separately on the transaction, not counting the votes of shares as to which the acquiring person has beneficial ownership or voting control.

     A target corporation includes a corporation incorporated outside Washington if:

•	the corporation has a class of voting stock registered under Section 12 or 15 of the Securities Exchange Act of 1934, as amended;

•	any of (a) more than 10% of the corporation’s stockholders of record are Washington residents, (b) more than 10% of its shares of record are owned by Washington residents or (c) 1,000 or more of its stockholders of record are Washington residents;

•	a majority of the corporation’s employees are Washington residents or more than 1,000 Washington residents are employees of the corporation; and

•	a majority of the corporation’s tangible assets are located in Washington or the corporation has more than $50 million of tangible assets located in Washington.

A public corporation may not “opt out” of this statute. As long as Corixa continues to meet the definition of target corporation, this statute may have the effect of delaying, deferring or preventing a change of control of Corixa.

Transfer Agent and Registrar

     The transfer agent and registrar for the common stock is U.S. Stock Transfer Corporation. Its address is 1745 Gardena Avenue, Glendale, California 91204.

Listing

     Our common stock is quoted on the Nasdaq National Market under the symbol “CRXA.”

Item 2. Exhibits

Exhibit Number	Description

3.1	Fifth Amended and Restated Certificate of Incorporation of Corixa Corporation (A)
3.2	Certificate of Amendment of Certificate of Incorporation of Corixa Corporation (B)
3.3	Certificate of Designation of Series A Preferred Stock (C)
3.4	Certificate of Designation of Series B Preferred Stock (D)
3.5	Certificate of Decrease of Shares Designated as Series A Preferred Stock (E)
3.6	Bylaws of Corixa Corporation (F)

(A)	Incorporated herein by reference to Corixa’s Registration Statement on Form S-1, as amended (File No. 333-32147), filed with the Securities and Exchange Commission on September 30, 1997.

(B)	Incorporated herein by reference to Corixa’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2000 (File No. 0-22891), filed with the Securities and Exchange Commission on August 14, 2000.

(C)	Incorporated herein by reference to Corixa’s Current Report on Form 8-K (File No. 0-22891), filed with the Securities and Exchange Commission on April 23, 1999.

(D)	Incorporated herein by reference to Corixa’s Current Report on Form 8-K (File No. 0-22891), filed with the Securities and Exchange Commission on January 4, 2001.

(E)	Filed herewith.

(F)	Incorporated herein by reference to Corixa’s Annual Report on Form 10-K for the year ended December 31, 2000 (File No. 0-22891), filed with the Securities and Exchange Commission on March 30, 2001.

SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the registrant duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

CORIXA CORPORATION

Dated: March 6, 2003	By:	/s/ MICHELLE BURRIS
Michelle Burris Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description

3.1	Fifth Amended and Restated Certificate of Incorporation of Corixa Corporation (A)
3.2	Certificate of Amendment of Certificate of Incorporation of Corixa Corporation (B)
3.3	Certificate of Designation of Series A Preferred Stock (C)
3.4	Certificate of Designation of Series B Preferred Stock (D)
3.5	Certificate of Decrease of Shares Designated as Series A Preferred Stock (E)
3.6	Bylaws of Corixa Corporation (F)

(A)	Incorporated herein by reference to Corixa’s Registration Statement on Form S-1, as amended (File No. 333-32147), filed with the Securities and Exchange Commission on September 30, 1997.

(B)	Incorporated herein by reference to Corixa’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2000 (File No. 0-22891), filed with the Securities and Exchange Commission on August 14, 2000.

(C)	Incorporated herein by reference to Corixa’s Current Report on Form 8-K (File No. 0-22891), filed with the Securities and Exchange Commission on April 23, 1999.

(D)	Incorporated herein by reference to Corixa’s Current Report on Form 8-K (File No. 0-22891), filed with the Securities and Exchange Commission on January 4, 2001.

(E)	Filed herewith.

(F)	Incorporated herein by reference to Corixa’s Annual Report on Form 10-K for the year ended December 31, 2000 (File No. 0-22891), filed with the Securities and Exchange Commission on March 30, 2001.